EXHIBIT 99.1

On October 1, 2020 (the Closing Date), Xtant Medical
Holdings, Inc. (the Company) exchanged shares of its common stock (the Common Stock) for approximately
$40.8 million of the aggregate outstanding principal amount of the loans (as defined in the Second Amended and Restated Credit Agreement, dated as of March 29,
2019, by and among the Company, Bacterin International, Inc., Xtant Medical, Inc., X-spine Systems, Inc., and
OrbiMed Royalty Opportunities II, LP (ORO II) and
ROS Acquisition Offshore LP (ROS Acquisition and collectively with ORO II, the Lenders) (as amended, restated and otherwise modified prior to the date hereof, Second A&R Credit Agreement) outstanding under the Second A&R Credit Agreement, as well as, without duplication, approximately $21.1 million of the outstanding amount of PIK Interest (as defined in the Second A&R Credit Agreement) (such loans and PIK Interest, the Exchanging Loans), plus all other accrued and unpaid interest on the Exchanging Loans outstanding as of the Closing Date, at an exchange price of $1.07 per share, representing the average closing price of the Common
Stock over the 10 trading days immediately prior to the parties entering into that certain Restructuring and Exchange Agreement, dated as of August 7, 2020 (the
Restructuring Agreement), with the Lenders and resulting in the issuance of an aggregate of 57,837,045 shares of Common Stock to the Lenders. In addition, on the Closing
Date, the Company also entered into an amendment to the Second A&R Credit Agreement and in connection therewith the Company issued 917,349 shares of Common Stock to ROS Acquisition in exchange for a portion of the prepayment fee payable under the Second A&R Credit
Agreement in respect of the Exchanging Loans.